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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X               Form 40-F
                               ---                        ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                        No  X
                         ---                       ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                 [ASHANTI LOGO]

                      P  R  E  S  S    R  E  L  E  A  S  E

FOR IMMEDIATE RELEASE                                           12 December 2003

                                  MERGER UPDATE

Further to the announcements by Ashanti Goldfields Company Limited ("Ashanti") on 14 November 2003 and by AngloGold Limited ("AngloGold") and the Government of Ghana (the "Government") on 29 and 30 October 2003, AngloGold has today announced that it has reached agreement with the Government regarding the terms of the Government's support for the proposed merger of Ashanti and AngloGold in its capacity as both shareholder and regulator of Ashanti. In particular, AngloGold has:

o entered into a definitive support agreement with the Government in its role as holder of 16.8 per cent of Ashanti's issued ordinary share capital (the "Government Support Deed"); and

o agreed the definitive terms of a stability agreement with the Government concerning certain fiscal and regulatory undertakings in its capacity as regulator of Ashanti (the "Stability Agreement"). AngloGold and the Government have agreed to enter into the Stability Agreement promptly after approval of such agreement by the Parliament of Ghana ("Parliament"). The Government has agreed to use its reasonable endeavours to obtain this approval prior to the implementation of the merger.

Under the Government Support Deed, the Government has agreed, amongst other things, to vote in favour of the scheme of arrangement required to implement the merger (the "Scheme") and to vote against any competing acquisition proposal to acquire Ashanti or substantially all of its assets. The Government Support Deed will automatically terminate if the Stability Agreement is not approved by Parliament by 31 July 2004. The Government Support Deed will also terminate if the transaction agreement entered into between AngloGold and Ashanti on 4 August 2003, as amended (the "Transaction Agreement"), is terminated in accordance with its terms. However, the obligation of the Government to vote against any competing acquisition proposal will survive the termination of the Government Support Deed for a period of six months after the date of such termination (but in no event later than 31 July 2004), unless termination of the Transaction Agreement occurs:

o    by mutual written consent of AngloGold and Ashanti;

o by either AngloGold or Ashanti if any action by any Governmental Authority (as defined in the Transaction Agreement) has the effect of making consummation of the Scheme illegal or otherwise prevents or prohibits consummation of the Scheme;

o by either AngloGold or Ashanti if the Scheme has failed to receive the requisite vote of the members of Ashanti at the Scheme meeting;

o by either AngloGold or Ashanti if the High Court of Ghana determines not to issue the Scheme order and issues an order to this effect; or

o    by AngloGold for any other reason.

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Further details of the Government Support Deed and the Stability Agreement are
contained in the announcement made today by AngloGold.

To reflect the terms of these final agreements between AngloGold and the Government, Ashanti and AngloGold have agreed to amend the Transaction Agreement as follows:

o the provision in the Transaction Agreement that provided for its termination in the event that formal agreements in respect of certain undertakings and support by the Government were not finalised before 12 December 2003 (or such later date as may be agreed by Ashanti and AngloGold) has been deleted;

o the date on or before which the conditions to the completion of the merger must be satisfied and/or waived has been extended to 31 May 2004 (or such later date as may be agreed by AngloGold and Ashanti);

o the Scheme will be conditional on the receipt of the Parliament's approval of the Stability Agreement and the execution and delivery of the Stability Agreement by the Government; and

o the Transaction Agreement originally provided that three Ghanaian citizens will be appointed to the board of AngloGold as additional directors on completion of the merger, one of whom would be Sam Esson Jonah (who will also be appointed President of AngloGold). This clause has been amended to provide that the other two directors will be directors recommended by the Government and acceptable to Ashanti and the board of AngloGold, in accordance with relevant applicable company laws.

There can be no assurance that a transaction with AngloGold will be completed. The implementation of the merger remains subject to the fulfillment of the conditions as announced on 4 August 2003. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities.

End

For further information contact:

Ashanti Goldfields Company Limited
Srinivasan Venkatakrishnan (Venkat)                     Tel:     +233 21 778 171
Kwaku Akosah-Bempah                                     Tel:     +233 21 778 173
Corinne Gaisie                                          Tel:    +44 20 7256 9938

Grandfield
UK Investors and Media
Charles Cook                                            Tel:    +44 20 7417 4170
Matthew Jervois

The Global Consulting Group
North American Contact
Allan Jordan                                            Tel:     +1 646 284 9452


CIBC World Markets
Andy Quinn                                              Tel:    +44 20 7234 6000

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

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Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 12, 2003             ASHANTI GOLDFIELDS COMPANY LIMITED



                                    By: /s/ Ernest Abankroh
                                       ----------------------------
                                    Name:  Ernest Abankroh
                                    Title: Company Secretary